UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Fremont Michigan InsuraCorp, Inc.
(Name of Issuer)
Class A Common Stock, no par value per share
(Title of Class of Securities)
357365105
(CUSIP Number)
Richard T. White
Senior Vice President, Secretary and General Counsel
Auto Club Insurance Association
1 Auto Club Drive
Dearborn, Michigan 48126
(313) 336-1234
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

with a copy to:

J. Brett Pritchard
Locke Lord Bissell & Liddell LLP
111 South Wacker Drive
Chicago, Illinois 60606
(312) 443-0700
April 15, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	357365 10 5

1	NAMES OF REPORTING PERSONS Auto Club Insurance Association

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		277,684*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

277,684*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.6% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IC
* Beneficial ownership of 277,684 of the 1,785,047 shares of common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Shareholders Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any filer hereunder that it is the beneficial owner of any of such shares of common stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer
This statement on Schedule 13D (“Schedule 13D”) relates to the shares of Class A common stock, no par value (the “Shares”), of Fremont Michigan InsuraCorp, Inc. (“Fremont”). The address and principle executive office of Fremont is 933 East Main Street, Fremont, Michigan 49412.
Item 2. Identity and Background
This statement is being filed by Auto Club Insurance Association, a Michigan reciprocal inter-insurance exchange (“ACIA”). The address of the principal place of business and principal office of ACIA is 1 Auto Club Drive, Dearborn, Michigan 48126. ACIA’s principal line of business is to offer a full line of insurance products to consumers in states throughout the Midwest region.
Attached as Schedule I, and incorporated herein by reference, is a chart setting forth, with respect to each executive officer, director and controlling person of ACIA, his or her name, residence or business address and present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted), in each case as of the date hereof.
During the last five years, neither ACIA nor, to the best knowledge of ACIA, any of the other persons named on Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
During the last five years, neither ACIA nor, to the best knowledge of ACIA, any of the other persons named on Schedule I is or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
To the best of the knowledge of ACIA, all of the persons named on Schedule I are citizens of the United States.
Item 3. Source and Amount of Funds or Other Consideration
Pursuant to, and subject to the terms and conditions contained in, the Shareholders Agreement described in Item 4 (including, without limitation, any approvals as may be required by the Michigan Office of Financial and Insurance Regulation), ACIA may be deemed to have acquired beneficial ownership of the Shareholder Shares (as defined below) by entering into the Shareholders Agreement with certain shareholders of Fremont. ACIA has not paid any consideration to such shareholders in connection with the execution and delivery of the Shareholders Agreement described under Item 4 of this statement.

Item 4. Purpose of Transaction
On April 15, 2011, ACIA, Fremont and ACG Acquisition Co., Inc., a wholly owned subsidiary of ACIA (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). Subject to the terms and conditions of the Merger Agreement, which has been approved by the boards of directors of all parties, Merger Sub will merge with and into Fremont (the “Merger”). Upon effectiveness of the Merger, each outstanding Share will be converted into the right to receive $36.15 in cash.
Upon consummation of the Merger, the articles of incorporation and bylaws of Merger Sub shall become the articles of incorporation and bylaws of Fremont as the surviving corporation of the Merger (until thereafter amended in accordance with applicable law). Under the Merger Agreement, the directors and officers of Merger Sub immediately prior to the effective time of the Merger will be the directors and officers of the surviving corporation until their respective successors are duly elected or appointed. ACIA has appointed, or will appoint, each of the directors and officers of Merger Sub.
Consummation of the Merger is subject to certain customary conditions, including, among others, the approval of the Merger Agreement by Fremont’s shareholders and the receipt of required regulatory and antitrust approvals.
Shareholders Agreement
As a condition and inducement to ACIA entering into the Merger Agreement, certain shareholders of Fremont (Michael A. DeKuiper, Richard E. Dunning (President and Chief Executive Officer of Fremont), William L. Johnson, Jack A. Siebers, and Harold L. Wiberg, each of whom are directors of Fremont, and Mitchell Partners, L.P., holder of approximately 9.9% of Fremont’s stock) (the “Shareholders”) entered into a Shareholders Agreement, dated April 15, 2011, with ACIA and Merger Sub (the “Shareholders Agreement”) with respect to (i) 277,684 Shares owned by the Shareholders as of the date of the Shareholders Agreement, and (ii) any other Shares acquired by the Shareholders after the date of the Shareholders Agreement by any means (collectively, the “Shareholder Shares”).
Subject to the terms of the Shareholders Agreement, each Shareholder has agreed that at any meeting of the shareholders of Fremont, such Shareholder will vote its Shares (i) in favor of the (A) adoption of the Merger Agreement, the approval of any proposal or action which Fremont’s shareholders are requested to consider that could reasonably be expected to facilitate the Merger and (B) approval of any proposal to adjourn or postpone such meeting to a later date if there are not sufficient votes for adoption and approval of the foregoing on the date on which such meeting is held, (ii) against any action or agreement (including any amendment of any agreement) that would constitute, or could reasonably be expected to result in, a breach of any representation, warranty, covenant, agreement or other obligation of Fremont in the Merger Agreement, (iii) against any Takeover Proposal (as defined below) or any other proposal made, directly or indirectly, in opposition to adoption of the Merger Agreement or otherwise inconsistent with the Merger and (iv) against any agreement (including any amendment of any agreement), amendment of Fremont’s charter documents or other action that is intended to prevent, impede, interfere with, delay, postpone or discourage the consummation of the Merger.
In addition, each Shareholder irrevocably granted ACIA and its designees its irrevocable proxy to vote the Shareholder Shares as indicated above.

Each Shareholder also agreed not to (i) sell, transfer, assign or otherwise dispose of, or enter into any contract or understanding with respect to the sale, assignment or other disposition of, any Shareholder Shares (or any right, title or interest thereto or therein), (ii) deposit any Shareholder Shares into a voting trust or grant any proxies or enter into a voting agreement, power-of-attorney or voting trust with respect to any Shareholder Shares, (iii) take any action that would make any representation or warranty of the Shareholders set forth in the Shareholders Agreement untrue or incorrect in any material respect or have the effect of preventing, disabling or delaying any Shareholder from performing any of its obligations under the Shareholders Agreement or (iv) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i), (ii) or (iii).
Each Shareholder also agreed not to (i) solicit, initiate, cooperate, knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) the making of, or any inquiries regarding, or furnish to any other party information or data in connection with or for the purpose of encouraging or facilitating, a Takeover Proposal or (ii) engage in, continue or otherwise participate in any discussions or negotiations with any third party regarding a Takeover Proposal or any inquiry or proposal that would reasonably be expected to lead to a Takeover Proposal.
“Takeover Proposal” means any inquiry, proposal or offer from any third party relating to, in a single transaction or series of related transactions, any (A) acquisition of assets of Fremont equal to 20% or more of Fremont’s consolidated assets or to which 20% or more of the Fremont’s revenues or earnings on a consolidated basis are attributable, (B) acquisition of beneficial ownership 20% or more of Fremont’s Shares or any other class of equity securities of the Company, (C) tender offer or exchange offer that if consummated would result in any person (or “group”, as defined under Section 13 of the Exchange Act) beneficially owning 20% or more of Fremont’s Shares or (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Fremont, other than that proposed in the Merger Agreement.
The Shareholders Agreement will terminate on the first to occur of (a) the closing of the Merger, (b) termination of the Merger Agreement in accordance with its terms and (c) effectiveness of any amendment, modification, supplement to, or waiver under, the Merger Agreement which would reduce the amount or change the form or composition of the merger consideration payable in the Merger.
The foregoing summaries of the Merger Agreement and the Shareholders Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements attached hereto as Exhibits 1 and 2, respectively.
Following the Merger, the Shares will no longer be traded on the over the counter market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.
Other than as described above, ACIA does not currently have any plans or proposals which relate to, or may result in , any of the matters listed in Items 4(a)-(j) of Schedule 13D (although ACIA reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer
(a), (b) The following disclosure assumes that there are 1,785,047 shares of Class A common stock outstanding as of April 15, 2011, as represented by Fremont in the Merger Agreement.
By virtue of the Shareholders Agreement, ACIA may be deemed to share with the Shareholders the power to vote the Shareholder Shares solely with respect to those matters described in the Shareholders Agreement, which is incorporated herein as Exhibit 2. As of April 15, 2011, there were an aggregate of 277,684 Shareholder Shares owned by the Shareholders, representing approximately 15.6% of the Shares outstanding. Except as described in Item 4 of this statement and in the Shareholders Agreement, ACIA is not entitled to any rights as a shareholder of Fremont in respect of the Shareholder Shares. ACIA disclaims beneficial ownership of the Shareholder Shares, and nothing herein shall be construed as an admission by ACIA that ACIA is the beneficial owner of the Shareholder Shares.
Other than the Shareholder Shares that may be deemed to be beneficially owned in connection with the Shareholders Agreement, ACIA does not beneficially own any Shares.
To the knowledge of ACIA, none of the persons set forth on Schedule I hereto beneficially owns any Shares.
See the description set forth under Item 4 of this statement, which is incorporated herein by reference.
(c) To the knowledge of ACIA, no transaction in the Shares has been effected during the past 60 days by either ACIA or any person set forth on Schedule I hereto.
(d) To the knowledge of ACIA, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except as set forth in Item 4 of this Schedule 13D, to the knowledge of ACIA, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among ACIA and the individuals named in Schedule I and between such persons and any other persons with respect to any securities of Fremont, including but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits
1.	Agreement and Plan of Merger, dated as of April 15, 2011, by and among Auto Club Insurance Association, ACG Acquisition Co., Inc. and Fremont Michigan InsuraCorp, Inc. (incorporated by reference to Exhibit 2.1 of Fremont’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 21, 2011).

2.	Shareholders Agreement, dated as of April 15, 2011, by and among Auto Club Insurance Association, ACG Acquisition Co., Inc., Fremont Michigan InsuraCorp, Inc. and the Shareholders.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated April 21, 2011

Auto Club Insurance Association
By:	/s/ Richard T. White
Name:	Richard T. White
Title:	Senior Vice President, Secretary and General Counsel

SCHEDULE I
Auto Club Insurance Association
Directors and Executive Officers
The following table sets forth the names, current principal occupations or employment and business address of each of the directors and executive officers of Auto Club Insurance Association. Unless otherwise indicated below, the business address of each person is c/o Auto Club Insurance Association, 1 Auto Club Drive, Dearborn, MI 48126.

Name	Present Principal Occupation and Business Address of Such Organization
Directors

Charles E. Allen	President & Chief Executive Officer, Graimark Realty Advisors, Inc., 250 E. Harbortown Drive, #410, Detroit, MI 48207

William P. Baer	Chairman & Chief Executive Officer, The Crown Group, Inc., 2111 Walter Reuther Drive, Warren, MI 48091

Chris Bauer	Chief Executive Officer, AnchorBank fsb, P.O. Box 7933, Madison, WI 53703

Carole Brown	Senior Managing Director, Siebert Brandford Shank, LLC, The Franklin Center, 222 West Adams, Suite 520, Chicago, IL 60606

Clesteen Clark	Senior Vice President, Global Nutrition, Corporate Affairs & Chief Sustainability Officer, Kellogg Company, One Kellogg Square, P.O. Box 3499, Battle Creek, MI 49017

Valerie R. Daniels-Carter	President & Chief Executive Officer, V&J Holding Companies, Inc., 6933 West Brown Deer Rd., Milwaukee, WI 53226

Stephen Ellsworth Ewing	Retired

Rick Inatome	Chief Executive Officer, Infilaw, Inc., 110 Fifth Avenue S., Suite 401, Naples, FL 34102

William O. McCormack	Retired

Charles H. Podowski	President & Chief Executive Officer of ACIA

William E. Shaw	Retired

Brian Vergin	Retired

Jamie Tom Zanios	Vice President, North Iowa Area Community College, Pappajohn Business Center, 500 College Drive, Mason City, IA 50401

Executive Officers

Ann F. Federici	Senior Vice President & Chief Human Resource Officer

Judith M. Feldmeier	Vice President & Chief Actuary

Gerald Gutowski	Senior Vice President, ACG Automotive

Sean H. Maloney	Senior Vice President, Treasurer & Chief Financial Officer

Charles J. Mazzola	Senior Vice President, Corporate Business Control

J. Terry McElroy	Executive Vice President

Betty Schick	Senior Vice President & Chief Marketing Officer

Margaret Ann Scheske	Vice President & Chief Accounting Officer

Brent R. Stahlheber	Senior Vice President & Chief Information Officer

Steven R. Wagner	President, Field Operations

Richard T. White	Senior Vice President, Secretary & General Counsel